U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person         Efird, Robbie M.
                                                  200 North Elm Street
                                                  Greensboro, NC  27401

2.   Issuer Name and Ticker or Trading Symbol     Network Systems
                                                  International, Inc. (NESI)

3.   IRS Number of Reporting Person, if an
      Entity (Voluntary)

4.   Statement for Month, Year                    December, 1999

5.    If Amendment, Date of Original              N/A

6. Relationship of Reporting Person to Issuer Director, Officer, 10% Owner (Check all applicable)

7.    Individual or Joint/Group Filing            __x__ Form filed by one
                                                        Reporting Person
          (Check Applicable Line)                 _____ Form filed by more
                                                        than one Reporting
                                                        Person

Table I - Non Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.   Title of Security                            Common Stock

2.   Transaction Date                             December, 1999
     (Month/Day/Year)

3.   Transaction Code                             Code:  G
     (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)   Amount:  15,000 shares
          (A) or (D)                                       D
                                                           Price:  $3.75

5.   Amount of Securities Beneficially
     Owned at End of Month                        2,712,991

6.   Ownership form:                              (D) 2,693,491
     Direct (D) or Indirect (I)                   (I)    19,500

7.   Nature of Indirect Beneficial Ownership      19,500 shares held
                                                  indirectly by Mr. Efird
                                                  for his minor son under
                                                  the Uniform Gift to
                                                  Minors Act

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security                               N/A

2. Conversion or Exercise Price of Derivative Security

3. Transaction Date (Month/Day/Year)

4. Transaction Code                                          Code:
                                                             V:
5. Number of Derivative Securities Acquired (A)
   Or Disposed of (D)

6. Date Exercisable and Expiration Date                      Date Exercisable:
   (Month/Day/Year)                                          Expiration Date:

7. Title and Amount of Underlying Securities                 Title:
                                                             Amount of Number of
                                                             Shares:
8. Price of Derivative Security

9. Number of Derivative Securities Beneficially
   Owned at End of Month

10.Ownership form of Derivative Security:  Direct (D)
   Or Indirect (I)

11. Nature of Indirect Beneficial Ownership


Signature of Reporting Person

/s/ Robbie M. Efird

Robbie M. Efird

Date:  January 10, 2000